
November 16, 2023

Joseph M. Burnett
Chief Executive Officer and President
ClearPoint Neuro, Inc.
120 S. Sierra Ave., Suite 100
Solana Beach, California 92075

> **Re: ClearPoint Neuro, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2023**
> **File No. 333-275476**

Dear Joseph M. Burnett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Richard Mattern